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                                                                    EXHIBIT 99.2


                                AMENDENT NO. 1
                                    TO THE
                            FIRST DATA CORPORATION
                          SUPPLEMENTAL SAVINGS PLAN


          WHEREAS, First Data Corporation (the "Company") has established the First Data Corporation Supplemental Savings Plan (the "Plan") to provide benefits for those of its employees who where eligible to participate; and

          WHEREAS, the Company desires to amend the Plan to change the maximum percentage of compensation participants can elect to defer under the Plan from 12% (twelve percent) to 9% (nine percent); and

          WHEREAS, Section 10 of the Plan authorizes the Board of Directors of the Company (the "Board") to amend the Plan; and

          WHEREAS, the Board has authorized the Compensation and the Benefits Committee of the Board ("Compensation Committee") to act in its place with respect to the Plan; and

          WHEREAS, the Compensation Committee has authorized the Employee Benefits Administration and Investment Committee to adopt certain Plan amendments;

          NOW, THEREFORE, the Plan is hereby amended, effective as of January 1, 1998 as follows:

     1.  Section 3 (c)  of the Plan is hereby amended to read as follows:

          "(c) Any employee who is eligible to participate in the Plan in accordance with Section 3(a) above and who is not excluded from participation in accordance with Section 3(b) above shall become a Participant in the Plan by transmitting a Participation Election to the Committee or its delegatee in accordance with terms of the Plan and such rules as may be established by the Committee. The Participation Election for each Participant shall specify the amount, stated as a percentage, not in excess of 9%, to be uniformly applied to all of the Participant's Eligible Compensation in determining the amount of such Participant's Eligible Compensation to be deferred for the subsequent Plan Year. A Participation Election made by an employee eligible to participate in the Plan shall become effective as of the first Entry Date following receipt of the Participation Election by the Committee or its delegatee. A Participation Election shall be irrevocable once it become effective except as provided below. A Participant's election to defer Eligible Compensation shall remain in effect from one Plan Year to the next, unless changed by the Participant by means of transmitting a written or electronic notice revoking the Participation Election or a new Participation Election with the Committee or its
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delegatee in accordance with such rules and procedures as may be established by the Committee. A revocation of a Participation Election shall be effective as soon as practicable following its receipt by the Committee or its delegatee. A new Participation Election Shall become effective as of the first day of the Plan Year following receipt of the new Participation Election by the Committee or its delegatee."

     2.  In all other respects, the Plan is hereby ratified and confirmed.

    IN WITNESS WHEREOF, this Amendment has been executed this ______ day of September, 1997.


                                       FIRST DATA CORPORATION
                                       EMPLOYEE BENEFITS ADMINISTRATION
                                       AND INVESTMENT COMMITTEE



                                       By: ____________________________